John C. Lame
8805 Tamiami Trail N
#128
Naples, FL 34108

November 13, 2026

Mr. John K. Keach, Jr.
Lead Independent Director
and Members of the Board of Directors
First Internet Bancorp
8701 East 116th Street
Fishers, Indiana 46038

Dear Mr. Keach and Members of the Board:

I listened to the third quarter call on October 29. I want to start with thanks.

Thank you for leading with the bad news

Mr. Becker named the problem loan in his opening remarks. He did not wait for an analyst to ask. He called it the bad news in the quarter.

He gave the numbers. The bank set aside $2.6 million for the loan. The bank also reversed $600,000 of interest. Mr. Lovik then sized the full hit at about $0.29 a share. Mr. Becker also told us what the bank believes about getting repaid.

That is how trust is built. Please pass my thanks to Mr. Becker, Ms. Lorch and Mr. Lovik.

I also want to note good news. The margin forecast is on track. Expenses are coming in below forecast. Those results deserve credit.

Research supports this kind of candor. Studies of company forecasts find that investors trust managers whose past forecasts proved accurate. Those managers get more weight the next time they speak. Being open about a loss builds that record.

One gap I hope the Board will close

The same standard was not applied to the full-year forecast.

In January, the company forecast 2026 earnings of $2.35 to $2.45 a share. In July, it lowered several parts of its forecast. It kept the earnings range the same.

The October release did not repeat the full-year range. It gave a fourth quarter range instead. The call did not mention the full-year range either.

The math is simple. Earnings for the first nine months were $1.10 a share. The fourth quarter forecast is $1.02 to $1.07. Together that comes to $2.12 to $2.17 for the year.

That is $0.18 to $0.23 below the bottom of the range shareholders received in January.

Three other parts point the same way. Fee income looks like about $36.9 million. The July forecast was $40.5 to $41.0 million. Money set aside for bad loans looks like $48.8 to $49.3 million. The July forecast was $47 to $48 million.

Loan growth is the third. In July the company forecast loan growth of 4% to 6% for the year. Loans are up 3.1% this year, through September. Mr. Lovik said year-end loans "might be flattish."

That 3.1% includes $16.3 million of embedded finance loans the company bought in the third quarter. Some were already troubled when bought. The release credits embedded finance for growth. Who sold these loans, and at what price? How much of this year's growth was bought rather than built?

Shareholders had to work this out on their own. The company had the answer. It simply did not say it out loud.

Here is the July outlook beside the year, using only the company's own numbers. The year is nine months of results plus the fourth quarter outlook.

Item	July outlook	Implied full year
Earnings per share	$2.35 to $2.45	$2.12 to $2.17
Loan growth	4% to 6%	3.1% through September; year-end "might be flattish"
Fee income	$40.5 to $41.0 million	About $36.9 million
Money set aside for bad loans	$47 to $48 million	$48.8 to $49.3 million
Expenses	$106 to $107 million	About $104.9 million (better)

The margin target of 2.75% to 2.80% did not change. But it now assumes a Federal Reserve rate increase in December. In July it rested on deposit pricing and loan mix. I ask the Board to state a full-year range, and to explain the miss.

Why this matters to the Board

The fourth quarter forecast asks investors to believe earnings will nearly double. Mr. Lovik said so on the call. That is a bold forecast.

Investors will believe it more if the last forecast is handled in the open. A miss that is named, sized and explained costs little. A miss that others must find costs more. It makes the next forecast harder to trust.

Why the stock trades far below book value

The stock closed Friday, October 30, 2026, at $25.81. Tangible book value is $40.04 a share. Shareholders are paying about 64 cents for each dollar of book value.

I see three reasons for that gap.

1. Succession

Shareholders have heard nothing about the plan to succeed Mr. Becker. The problem is a lack of communication.

The same is true of Board leadership. I raise this with respect, Mr. Keach. This year's proxy lists your age as 74. Principle 18 of the Board's governance principles sets a director retirement age of 75. A director who reaches 75 is not nominated again.

So your seat as lead independent director may open soon. Shareholders do not know who might replace you, or when. That uncertainty adds to the discount.

2. Returns below the cost of capital

The cost of capital is the return shareholders could expect to earn elsewhere for the same risk. A company that earns less than that is shrinking the value of their money.

This company is not covering its cost of capital. In the third quarter, return on equity was 5.19%. My August 10 letter to the Board of Directors put the cost of capital for shareholders at 9% to 12%.

My August letter made the same point with the record of return since the company became public in 2013.

On reported results, the company beat a 10% return on equity in one year out of fourteen. The last three years were the weakest.

The market is discounting the stock for good reason. Shareholders are concerned that there is no strategic plan to fix the problem. I raised that on page 15 of the same letter. That section is titled "The strategic plan that does not exist." Tangible book value is down $0.83 a share since year-end, even with $1.10 of earnings.

3. The forecast record

Investors discount a forecast they cannot rely on. They also discount a company that tells its story differently in different places.

Each quarter I compare four sources. They are the earnings call, the slides, the press release disclosed in the Form 8-K, and the Form 10-Q. The Securities and Exchange Commission (SEC) filings should be consistent. This quarter they are not. Here are three examples.

None of the four mentions the loan growth shortfall against the July forecast. The 2027 outlook was given only on the call. It is not in the release, the slides or the 10-Q. The release calls the franchise loan action "proactive." On the call, Mr. Becker described it as a charge the bank had to take late on a Friday afternoon.

The 10-Q, filed November 4, also adds two new ways to measure losses on problem loans reviewed one by one. It says the lower provision partly reflects moving loans to that review. I would ask the Audit Committee chair one question: how much did that change move reserves this quarter?

The same gap shows up in two big decisions

Forecasts are not only about earnings. Every big decision is a forecast too. It says what shareholders will get back. Two recent decisions were never followed up that way.

1. The loan sale

In the third quarter of 2025, the company sold $836.9 million of single tenant lease loans. These are loans on buildings leased to one business. The company took a loss of $37.8 million before taxes.

The sale came with no advance notice. The July 2025 earnings slides described this loan book as long-term lending with strong credit. They said nothing about a sale or a review of the balance sheet.

A sale this size, to an outside buyer, likely took weeks or months to arrange. During that time, shareholders could have been told the company was reviewing its balance sheet. They could have been told why: rate risk, loan quality, or capital.

The company announced the sale on September 10, 2025, with an estimated loss of $33.5 million after taxes. The final loss was $37.8 million before taxes.

That earnings report, on October 22, 2025, also carried large loan charge-offs. The next day the stock fell about 9.7%, to $19.79.

The release said the sale would improve capital ratios. It did not say when shareholders would earn the loss back.

One year later, this same kind of loan is a growth area again. The balance was $135.0 million after the sale. It is $308.6 million today. The call named it a core business.

The sale was meant in part to cut interest rate risk. The 10-Q shows that risk is now higher than at June 30. If rates rose one point, the value of the bank's equity would fall 9.1%, up from 7.0%. What is the plan?

That may be the right trade. The bank may be lending again at much better rates. But shareholders have never been shown the math. How long will it take to earn back the $37.8 million loss? Where does the bank stand against that today?

I would ask the Board to answer those two questions in plain numbers.

2. The share repurchase

In October 2025, the Board announced a $25 million share repurchase program. The program runs through September 2027. The company's own reports raise a question about how the company will pay for the buyback program.

The company bought back 27,998 shares in the fourth quarter of 2025, for about $522,000. It has bought none since. About $24.5 million of the program is unused.

A buyback must be paid for by the holding company. Holding company cash fell from $14.5 million at year-end 2025 to $9.0 million in March and $5.9 million in June. The bank sent no dividends up in the first half of 2026.

The wording in the company's filings has also changed. At year-end, the 10-K said holding company cash covered its yearly shareholder dividend and operating costs. The third quarter 10-Q no longer mentions the dividend. It says the cash is for paying debt and operating costs.

In September the company borrowed $20.5 million at 8%. $12.0 million went to older debt. About $3.5 million more went to interest, dividends and costs in the third quarter. That left about $10.9 million after November 2. That is less than half of what remains in the buyback program. Holding company debt is now $8.5 million higher than at year-end.

The 10-Q says buybacks depend on dividends from the bank. It also says the bank needs state approval for dividends above a set limit.

Indiana law sets that limit. Without approval, the bank may pay up only this year's earnings plus what it kept over the last two years. What it kept means its earnings minus the dividends it already paid.

In 2024, the bank earned $31.8 million and paid up $16.0 million. It kept $15.8 million. In 2025, the bank lost $28.8 million and still paid up $16.0 million. So it kept minus $44.8 million.

This year's earnings look like about $22.5 million, on my estimate. Add the three together, and the room for 2026 is about minus $6.6 million. Below zero means no room at all without approval.

The state also waives approval for some banks. One test is Tier 1 leverage of at least 7.5% after the dividend. Tier 1 leverage is core capital divided by average assets. The bank reported 7.51% on September 30.

So I ask two questions. Does the bank need regulator approval to pay the holding company? If so, why doesn't the 10-Q say so plainly, as many banks did after 2008?

That means shareholders were told about a share buyback program with no clear way to pay for it. I ask the Board to withdraw the share repurchase program, or to tell shareholders how and when it will be used.

If it can be funded, the case for using it is strong. Net interest margin is what a bank earns on loans and securities after paying for deposits. It is shown as a percent of earning assets. In the second quarter, the Federal Deposit Insurance Corporation (FDIC) put the industry margin at 3.32%. Community banks earned 3.81%. First Internet earned 2.39%.

Return on assets is yearly profit divided by total assets. The FDIC put the industry figure at 1.37% for the second quarter. First Internet earned 0.17%. Return on equity is yearly profit divided by shareholder equity. First Internet earned 2.56% in the second quarter and 5.19% in the third.

Each new loan uses shareholder capital that today earns about 5%. A buyback at $25.81 a share buys $40.04 of book value. Each dollar spent buys about $1.55 of book. The extra 55 cents goes to the shareholders who stay.

Management says new loans will earn more than old ones. New loans in the quarter carried a yield of about 7.5%. That may prove true. But it is a forecast, and the bank's forecasts have not held up this year.

There is a simple test. Earnings yield is yearly earnings per share divided by the share price. If the fourth quarter forecast holds, earnings would run about $4.08 a share a year. At the October 30, 2026 closing price of $25.81, that is an earnings yield of about 15.8%.

The company just borrowed at 8%. After taxes, that costs about 6.3%. So if the Board believes management's forecast, buying shares beats new loans. If the Board does not believe that forecast, shareholders should be told.

On the call, Mr. Becker said he would rather make loans than buy back shares. If that is the plan, please show shareholders the math. Compare the return on new loans with the return on a buyback at today's price. Either way, shareholders should not be left with a program on paper that cannot be used.

The pay plan does not reward getting the forecast right

The 2026 proxy statement explains how the top officers are paid. I read it closely.

The cash bonus uses four measures. They are net income, net interest income and two measures of problem assets. Net interest income is what the bank earns on loans minus what it pays on deposits.

The bonus targets are set in the company's internal operating plan. Shareholders never see that plan.

None of the measures is tied to the forecast the company gives shareholders. None rewards a forecast that proves accurate. None rewards telling shareholders early that a forecast will be missed.

The long-term stock awards use return on assets and problem assets. Those awards have paid nothing for three cycles in a row.

Management is paid the same whether the forecast is right or wrong. Management is paid the same whether a miss is disclosed or left for others to find.

I would ask the Compensation Committee to look at this. One option is to measure bonus targets against the public forecast. Another is to add a small award for forecast accuracy and timely disclosure.

A simple practice I would ask the Board to adopt

Each quarter, show one short table. List what the company forecast for the year. List where it stands now. Say in one line what changed and why.

This is what Mr. Becker did with the franchise loan. It simply applies the same habit to the forecast.

Groups that study this agree. FCLTGlobal is a nonprofit that works on long-term thinking in business. Its 2017 report urges companies to give investors a roadmap tied to the real drivers of the business.

The National Investor Relations Institute (NIRI) is the trade group for investor relations staff. In 2018, NIRI updated its policy on forecasts to favor the long term. I am glad to send copies of both.

The Board already has the people to do this well

None of this asks the company to build something new. The skill is already in the building.

Mr. Lovik ran investor relations before he joined First Internet. For about four years he was at First Financial Bancorp in Cincinnati. It was a $6.5 billion bank holding company at the time. His work there covered investor relations, corporate development and capital planning.

That bank was about the size First Internet is today. He has done this job at this scale before. He has also been the chief financial officer here since 2014. He knows these numbers better than anyone.

The Board has the oversight it needs too. Ms. Wojtowicz chairs the Audit Committee. The Board has named her its audit committee financial expert.

She is Chair of the Board of First Merchants Corporation, a $21 billion Indiana bank holding company that routinely receives accolades from institutional investors and analysts. She also chairs the Indiana Department of Financial Institutions. That department oversees the banks chartered in Indiana. She was lead independent director of Vectren Corporation.

That is deep experience in audit and disclosure. Shareholders would trust a forecast scorecard reviewed by her committee.

I would ask that the Audit Committee review the quarterly scorecard before it is released. That would give shareholders confidence in every number appearing in the quarterly scorecard.

A final comment

This is my fourth letter to the company. I wrote to Mr. Becker on May 18 and June 30. I sent a letter to directors dated August 10. I have received no written response from the Board.

Those letters set out the company's financial results in detail. They showed how far the bank trails its peers.

I also asked for a seat as a board observer. A board observer attends meetings but does not vote. I offered to work with management and the Board to fix these problems together.

Through counsel, the Board declined. The company offered a confidentiality agreement instead.

I ask each director one question. Are you sure this is the best approach?

My view has changed since August. My August 10, 2026 letter to the Board resulted in no written answer. I now ask the Board to take three steps toward a sale. First, hire an independent investment banker to review a sale. The investment banker should report to the independent directors, not to management. Second, report the results to shareholders. Third, add an observer to the review. The enclosed presentation explains why.

Closing

I want this bank to win. Clear forecasts help the Board, management and every shareholder.

Winning also takes open communication with your larger shareholders. They have a large stake in the outcome. Many bring experience the Board can use. For my part, I would rather work with you than around you.

I continue to welcome a conversation with the Board and management. My offer to work constructively together has remained unwavering since May.

Thank you for your time.

Sincerely,



John Lame

Glossary of terms in this letter

Tangible book value: What each share owns after taking out goodwill and other intangible assets.

Holding company: The parent company that owns the bank. It pays its own debt, dividends and buybacks.

Share repurchase (buyback): The company buying its own shares from the market.

Cost of capital: The return shareholders could expect elsewhere for the same risk.

Return on equity: Yearly profit divided by shareholder equity.

Return on assets: Yearly profit divided by total assets.

Net interest margin: What a bank earns on loans and securities after paying for deposits, as a percent of earning assets.

Net interest income: What the bank earns on loans minus what it pays on deposits.

Earnings yield: Yearly earnings per share divided by the share price.

Tier 1 leverage: Core capital divided by average assets.

10-K and 10-Q: The yearly and quarterly reports the company files with the SEC.

Provision for credit losses: Money set aside for loans that may not be repaid.

Charge-off: A loan written off as not likely to be repaid.

Board observer: A person who attends Board meetings but does not vote.